Exhibit 99.1

Ming Shing Group Holdings Limited Announces Entering into Stock Purchase Agreement

Hong Kong, August 12, 2026 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: PMA), a Hong Kong-based company mainly engaged in wet trades works, today announced that it has entered into a stock purchase agreement to acquire the entire issued share capital of Meals Through Seasons Limited, a business company incorporated under the laws of the British Virgin Islands (the “Target Company”), for an aggregate consideration of US$510,000,000, payable in full in securities of the Company.

As announced on July 30, 2026, on July 29, 2026, PMA Nano Carbon Technology Pte. Ltd (“PMA”), a subsidiary of the Company, entered into a non-binding strategic cooperation framework agreement (the “MOU”) with Meal Though Seasons HK Limited (“MTHK”), a company incorporated in Hong Kong, relating to the application of PMA’s graphene thermal management technology to facility agriculture temperature control and anti-freezing or thermal insulation, low-temperature drying and deep processing of agricultural products, cold-chain anti-freezing constant temperature and preservation auxiliary applications, and joint product research and development. The MOU recorded that the parties might opt to further explore cooperation plans including equity investment, joint ventures and mergers and acquisitions. The transaction announced today represents the progression of that cooperation into an equity transaction.

The MOU remains non-binding, does not constitute a revenue-generating contract, creates no binding revenue commitments or financial obligations, and does not guarantee any future commercial results, operational outcomes or financial performance. As at the date of this announcement, no definitive commercial agreement has been entered into between PMA and MTHK pursuant to the MOU, and the cooperation contemplated by the MOU has not generated any revenue.

The transaction

On August 11, 2026, the Company entered into a stock purchase agreement (the “SPA”) with Hongs Smart Limited and Yapjianhuei Smart Limited (each a “Seller” and, collectively, the “Sellers”), the Target Company and MTHK. The Target Company holds the entire issued share capital of MTHK. Based on information provided by the Sellers, which the Company has not independently verified, MTHK is mainly engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses.

The aggregate consideration of US$510,000,000 is payable in full in securities of the Company, and no cash is payable by the Company. It comprises (i) 150,000,000 Class A ordinary shares of the Company, par value US$0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of US$1.00 per share, representing an aggregate value of US$150,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of US$360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing. The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in the Target Company, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited.

The consideration was determined by arm’s-length negotiation between the Company and the Sellers, having regard to a financial forecast prepared and provided by the Sellers (the “Financial Forecast”). The Company has not obtained an independent valuation of the Target Company or a fairness opinion in respect of the consideration. The financial information in respect of the Target Company and MTHK provided to the Company to date is unaudited. The Company and the Sellers have agreed that the reference price of US$1.00 per Class A Ordinary Share is a contractual reference agreed between the parties and is not to be construed as a representation as to the fair value or fair market value of the Class A Ordinary Shares for any purpose.

The Notes

The Notes will be unsecured, will not bear interest and will have no fixed maturity date, and will rank pari passu with the Company’s other present and future unsecured and unsubordinated obligations. The Notes are convertible into Class A Ordinary Shares at a fixed conversion price of US$1.00 per share, subject to the conditions summarized below.

The principal amount of the Notes is divided into three equal annual performance tranches, each corresponding to one of the three financial years covered by the Financial Forecast. A tranche becomes eligible for conversion only if the net profit after tax of the Target Company and its subsidiaries for the corresponding financial year reaches an agreed minimum threshold by reference to the Financial Forecast, as determined by the Company, and only after the Company has issued a written conversion eligibility notice in respect of that tranche. A tranche that does not meet the applicable threshold remains outstanding but is not convertible, and a failure in one financial year is not cured by performance in a later financial year. In addition, no conversion may be effected to the extent that, immediately afterwards, the relevant holder together with its affiliates would hold total voting rights exceeding 24% of the total voting rights attaching to the Company’s outstanding share capital on a fully diluted basis.

The issuance of the Consideration Shares, and the issuance of any Class A Ordinary Shares upon conversion of the Notes, will result in significant dilution to the Company’s existing shareholders.

Closing and conditions

Closing of the transaction is scheduled to occur on or before August 31, 2026, subject to the satisfaction or waiver of the conditions set out in the SPA, which include the completion by the Company of due diligence to its reasonable satisfaction and the submission of the required Listing of Additional Shares notification to The Nasdaq Stock Market LLC (“Nasdaq”) under Nasdaq Listing Rule 5250(e)(2) without objection from Nasdaq within the applicable notice period. If completion has not occurred on or before October 31, 2026, either the Company or the Sellers’ representative may terminate the SPA in accordance with its terms. The Company gives no assurance that the transaction will be completed, or that it will be completed within the expected timeframe.

Further information and securities law matters

The foregoing is a summary only and does not purport to be complete. It is qualified in its entirety by reference to the SPA, a copy of which is furnished as Exhibit 10.1 to the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2026, to which reference should be made for the full terms of the transaction.

As disclosed in the Company’s annual report on Form 20-F, the Company, as a foreign private issuer, has elected to follow Cayman Islands home country practice in lieu of certain Nasdaq corporate governance requirements as permitted by Nasdaq Listing Rule 5615(a)(3), including the shareholder approval requirements of Nasdaq Listing Rules 5635(a), 5635(b) and 5635(d). Accordingly, the Company has not convened a general meeting of shareholders to approve the transaction.

The Consideration Shares, the Notes and any Class A Ordinary Shares issuable upon conversion of the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are being issued outside the United States to persons who are not U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The securities will bear restrictive legends and are subject to transfer restrictions, including a one-year distribution compliance period. This announcement is for information purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

In addition to the foregoing, each Seller has agreed to a contractual lock-up restriction in the SPA under which the Sellers may not sell, transfer, hedge or otherwise dispose of the Shares comprising the Share Consideration during the Lock-Up Period, subject to limited exceptions. The Conversion Shares are not subject to this lock-up restriction.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. The Company conducts its wet trades works business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co. Limited mainly focuses on private sector projects. The Company also conducts graphene thermal management technology activities through its subsidiary, PMA Nano Carbon Technology Pte. Ltd. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. Forward-looking statements include statements regarding the completion of the transaction; the issuance of the Consideration Shares and the Notes; the response of Nasdaq to the Listing of Additional Shares notification; the achievement of the performance thresholds applicable to the Notes and the accuracy of the Financial Forecast; the conversion of the Notes and the extent of resulting dilution; the accounting treatment of the transaction; the Company’s ability to integrate the business of the Target Company and MTHK; and the Company’s ability to realise the anticipated benefits of the cooperation between PMA and MTHK. The Company has previously announced transactions that were subsequently terminated and not completed. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk